UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of

the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant	☐
Filed by a Party other than the Registrant	☒

Check the appropriate box:

☐	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☒	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material under §240.14a-12

TAX-FREE FIXED INCOME FUND II FOR PUERTO RICO RESIDENTS, Inc.

(Name of Registrant as Specified in its Charter)

Ocean Capital LLC

WILLIAM Heath Hawk

Brent D. Rosenthal

JOSÉ R. IZQUIERDO II

ETHAN A. DANIAL

(Name Of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒	No fee required.
☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
☐	Fee paid previously with preliminary materials.

2026 ANNUAL MEETING OF STOCKHOLDERS OF

TAX-FREE FIXED INCOME FUND II FOR PUERTO RICO RESIDENTS, Inc.

AMENDMENT NO. 1 TO PROXY STATEMENT

OF

OCEAN CAPITAL LLC

annual meeting of STOCKHOLDERS

scheduled to be held on June 16, 2026

Please vote the BLUE Proxy Card (i) “FOR” the election of our highly-qualified nominees and (ii) “FOR” our proposal to terminate all existing investment advisory agreements between the Fund and its advisor, UBS Asset Managers of Puerto Rico, within sixty days.

Please sign, date and mail the enclosed BLUE Proxy Card today!

Ocean Capital LLC, a Puerto Rico limited liability company (“Ocean Capital,” “we,” “us,” or “ours”), is filing this amendment (this “Amendment”) to its definitive proxy statement dated January 15, 2026 (the “Proxy Statement”) in connection with (i) the election of each of our three nominees, Ethan A. Danial, José R. Izquierdo II and Brent D. Rosenthal to the board of directors (the “Board”) of Tax-Free Fixed Income Fund II for Puerto Rico Residents, Inc. (the “Fund”) and (ii) our proposal to terminate all existing investment advisory agreements between the Fund and its advisor, UBS Asset Managers of Puerto Rico, within sixty days, pursuant to Section 11 of the Investment Advisory Agreement and the right of stockholders as embodied in Section 15(a)(3) of the Investment Company Act of 1940 (the “1940 Act”) and as required to be included in such agreements, each at the 2026 annual meeting of stockholders (the “2026 Annual Meeting”).

THE PROXY STATEMENT, AS AMENDED BY THIS AMENDMENT, RELATES ONLY TO THE 2026 ANNUAL MEETING AND NOT TO THE FUND’S 2022 ANNUAL MEETING OF STOCKHOLDERS (THE “2022 ANNUAL MEETING”). For more information about the Fund’s 2022 Annual Meeting, which was initially scheduled to be held on January 27, 2022, has since been adjourned numerous times, and is now scheduled to be held on May 21, 2026, please refer to Ocean Capital’s proxy statement filed with the Securities and Exchange Commission (the “SEC”) on January 7, 2022, as amended by amendments filed on February 3, 2022, March 22, 2022, May 12, 2022, June 14, 2022, August 2, 2022, September 27, 2022, December 19, 2022, March 14, 2023, June 6, 2023, August 7, 2023, November 7, 2023, January 18, 2024, April 24, 2024, July 23, 2024, October 24, 2024, December 27, 2024, January 24, 2025, April 28, 2025, June 26, 2025 and October 30, 2025, and as may be further amended from time to time.

According to the Fund’s Amendment No. 1 to its definitive proxy statement (the “Fund Proxy Statement”) filed with the SEC on May 5, 2026, the Fund postponed the 2026 Annual Meeting to June 16, 2026. The 2026 Annual Meeting will be held virtually at 11:30 a.m. Atlantic Standard Time (11:30 a.m. Eastern Daylight Time) on June 16, 2026.

According to the Fund Proxy Statement, any stockholder of record wishing to participate in the 2026 Annual Meeting must register at https://viewproxy.com/UBSPuertoRico/broadridgevsm/ no later than 5:00 p.m. Atlantic Standard Time (5:00 p.m. Eastern Daylight Time) on June 12, 2026. According to the Fund Proxy Statement, Broadridge will then e-mail you the meeting login information and instructions for attending and voting at the 2026 Annual Meeting. Stockholders whose shares are held in “street name” must obtain legal proxies from their brokers, banks, trust companies or other nominees and follow the link above to register their shares, in order to participate in the 2026 Annual Meeting.

WE URGE YOU TO VOTE ON OUR BLUE PROXY CARD (I) FOR THE ELECTION OF EACH OF OUR NOMINEES AND (II) FOR OUR PROPOSAL TO TERMINATE ALL EXISTING INVESTMENT ADVISORY AGREEMENTS BETWEEN THE FUND AND ITS ADVISOR, UBS ASSET MANAGERS OF PUERTO RICO, WITHIN SIXTY DAYS.

According to the Fund Proxy Statement, the record date for the adjourned 2026 Annual Meeting is May 1, 2026. Stockholders who have already voted do not need to recast their votes unless they wish to change their votes. Proxies previously submitted will be voted at the reconvened meeting unless properly revoked. Stockholders who have not already voted are encouraged to do so promptly using the instructions provided in their voting instruction form or proxy card.

REVOCATION OF PROXIES

If you are a stockholder of record, you may change your proxy instructions or revoke your proxy at any time before your proxy is voted at the 2026 Annual Meeting. Proxies may be revoked by any of the following actions:

●	signing, dating and returning the enclosed BLUE Proxy Card (the latest dated proxy is the one that counts);

●	submitting a proxy with new voting instructions using the internet or telephone voting system as indicated on the BLUE Proxy Card;

●	delivering a written notice of revocation or a later dated proxy for the 2026 Annual Meeting to Ocean Capital LLC, c/o Sodali & Co, 430 Park Avenue, 14th Floor, New York, NY 10022, or to the secretary of the Fund; or

●	registering for, attending and voting at the 2026 Annual Meeting (although attendance at the 2026 Annual Meeting will not, by itself, revoke a proxy).

If your shares are held in a brokerage account by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee. If you attend the 2026 Annual Meeting and you beneficially own shares but are not the record owner, your mere attendance at the 2026 Annual Meeting WILL NOT be sufficient to revoke your prior given proxy. You must have written authority from the record owner (e.g., by obtaining a legal proxy) to vote your shares held in its name at the 2026 Annual Meeting.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Stockholders can obtain copies of Ocean Capital’s definitive proxy statement, any amendments or supplements to the proxy statement, and other documents filed by Ocean Capital with the SEC for no charge at the SEC’s website at www.sec.gov.

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, Sodali & Co, at the address and telephone numbers set forth below. Additionally, if you are a fund advisor with clients who wish to vote for our nominees by voting on the BLUE Proxy Card, please contact our proxy solicitor for assistance.

430 Park Avenue, 14th Floor

New York, NY 10022

Stockholders Call Toll Free: (800) 662-5200

Banks, Brokers, Trustees and Other Nominees Call Collect: (203) 658-9400

Email: ocean@investor.sodali.com

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